

GOLDEN PHOENIX
MINERALS, INC.

Mr. Barry Stem   1/5/06
United States Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549-7010

Re: Golden Phoenix Minerals, Inc.
Form 10K, filed April 18, 2005
File No 333-129130

Dear Mr. Stem

This cover letter accompanies revised versions of the Company's 10K and financial
statements for 2004, and will serve to clarify and explain the Company's position in
regard to your comments of December 29th, 2005.

Golden Phoenix Minerals, Inc. hereby acknowledges that:

1. We are responsible for the adequacy and accuracy of the disclosure in our filing.
2. Staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing.
3. The Company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In specific response to your engineering comments regarding File No. 333-129130 Form
10K, filed April 18, 2005 we offer the following comments and revisions:

Item #1. We have provided a map showing the locations of the principle properties
controlled by the Company as at the date of the filing. These show the general location
of the properties relative to the state of Nevada, its counties and principle highways.

Item #2. We have incorporated the requested detail regarding operating costs and cut-off
grades for the Mineral Ridge mine on page 4 paragraph 5 of the 10K, and page 23, Note
3, paragraph 3 of the financial statements. The Ashdown mine currently has no
reportable reserves under the definition of SEC Guide 7. The use of the term "cut-off
grade" in this case has no meaningful economic connotation and has therefore not been
applied in this case. See the accompanying text for specific changes hi-lighted in yellow.

Item #3. Corrections have been made to both references to reflect the source document from which they derive (Behre Dolbear, A Technical Review of the Mineral Ridge Gold Project, Esmeralda County, Nevada, USA, May 2003). The "reserve" ounces that were present on the pad at the date of purchase have been separated in the discussion. Silver is of minor economic importance at Mineral Ridge and was not considered in the feasibility work by either Golden Phoenix or Behre Dolbear. This has now been clearly stated in the narrative. See the accompanying text for areas hi-lighted in yellow on page 4 of the 10K, and on page 23 of the financial statements.

Item #4. We believe that the use of the term "Probable Open Pit Gold Reserves" by our JV partner is incorrect under Canadian NI 43-101 guidelines. It is the belief of Golden Phoenix that under either US or Canadian rules, the gold resource at Ashdown should be considered mineralized material as indicated by the work of past operators.

The specific values that Win-Eldrich is using come from one of the several historic estimates that have been done on the property by previous operators. The discrepancy between the historic estimates that they present and those that we present stems from differences in the methods and assumptions that were used in each case. We have presented the data that our technical experts at the time deemed most accurate. As mineralized material reported by past operators, the numbers should be considered largely qualitative by the reader, and we have added reference to the fact that the economics of this material are uncertain and in no way should this mineralized material be considered ore.

Subsequent to filing the 10K, we have completed an in-house resource estimate on both the gold and moly portions of the mineralized system at Ashdown. The moly values that Win-Eldrich has disclosed on their website reflect the results stated in a preliminary report from this work. This study is still in process under Golden Phoenix's guidance, and the numbers that Win-Eldrich has disclosed are a "global resource" outlined by a block model with a block size that is much larger than the width of the mineralization exposed by the underground workings. The numbers that we disclosed in the 10K were those deemed most accurate by us at the time of that filing. Our numbers more accurately reflect the restrictive nature of the mineralization and the concentration of the moly as demonstrated by the drilling and underground sampling, and we stand by them as representative of the mineralized material as defined by previous operators.

Finally, although Golden Phoenix cannot be responsible for our partner's disclosure or the accuracy of that disclosure, we are working closely with Win-Eldrich in an attempt to close this reporting gap and to speak with one voice in the future. We are also aware that without reserves, we have had to expense all of our work at Ashdown, and we have been accounting for these expenditures in this way. We also understand that until we can produce a bankable feasibility study this will remain the case.

Item #5. We have thoroughly reviewed the definitions in SEC Guide 7 in relation to our 10K filing for 2004. We have made very slight clarification to our opening statements regarding the general description of the Company's business on page 2 of the 10K. The wording in the financial statements already accurately reflected the Company's involvement in all three stages of work defined in Guide 7 (a) (4) (see yellow hi-light).

As discussed above, we have reportable reserves at Mineral Ridge, but not at Ashdown. In reviewing the document for consistency in term use, we have struck the use of the word "ore" in paragraph 4 of page 7 in the 10K where the discussion centered on historic work at Ashdown. Aside from this, it appears that we have been consistent with the terminology used throughout the document, and we have made no other changes to the original wording.

If you have any further questions, please feel free to contact me at 775.853.4919.

Sincerely,

David A. Caldwell
Chief Geoscientist
Golden Phoenix Minerals, Inc.